UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

MICROS SYSTEMS, INC.

(Name of Subject Company)

MICROS SYSTEMS, INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.025 per share

(Title of Class of Securities)

594901100

(CUSIP Number of Class of Securities)

Peter A. Altabef

President and Chief Executive Officer

MICROS Systems, Inc.

7031 Columbia Gateway Drive

Columbia, Maryland 21046-2289

(443) 285-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Richard B. Aldridge

Morgan, Lewis & Bockius LLP

1701 Market St.

Philadelphia, PA 19103-2921

(215) 963-4829

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the “SEC”) on July 3, 2014 (together with the Exhibits or Annexes thereto and as amended or supplemented from time to time, the “Statement”) by MICROS Systems, Inc., a Maryland corporation (the “Company”). The Statement relates to the cash tender offer by Rocket Acquisition Corporation, a Maryland corporation (“Purchaser”), a subsidiary of OC Acquisition LLC, a Delaware limited liability company (“Parent”), a subsidiary of Oracle Corporation, a Delaware corporation (“Oracle”), to purchase all issued and outstanding shares of the Company’s common stock, par value $0.025 per share at a purchase price of $68.00 per share, payable net to the sellers in cash, without interest thereon and subject to any required withholding of taxes. The tender offer is disclosed in the Tender Offer Statement on Schedule TO filed by Purchaser and Parent with the SEC on July 3, 2014, and is upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 3, 2014 and in the related Letter of Transmittal, which were filed as Exhibits (a)(1)(i) and (a)(1)(ii) to the Statement, respectively.

Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Statement. The information in the Statement is incorporated into this Amendment by reference to all applicable items in the Statement, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 8.	Additional Information

Item 8 of the Statement is hereby amended and supplemented by amending and restating the first paragraph under “Additional Information — Certain Litigation” as follows:

On June 26, 2014, June 27, 2014 and July 2, 2014, putative class action complaints were filed in the Circuit Court for Howard County by purported stockholders of the Company in connection with the pending Offer and the Merger. The actions captioned Boudreaux v. MICROS Systems, Inc., et al., Stein v. MICROS Systems, Inc., et al. and Rosenfeld IRA v. MICROS Systems, Inc. et al. allege that the directors of the Company breached their fiduciary duties by, among other things, approving a merger that provides for inadequate consideration for the Company’s stockholders and that the Merger Agreement includes allegedly preclusive deal protection provisions; and in Boudreaux and Stein that Oracle, Parent and Purchaser allegedly aided and abetted the directors in breaching their duties to the stockholders. Stein also brings a declaratory judgment claim against all defendants, and Boudreaux includes a claim that the Company aided and abetted the directors’ breaches of fiduciary duties, as well as allegations about purported conflicts of interest. Rosenfeld IRA includes allegations about supposed special benefits that certain insiders will receive as a result of the Merger. The actions seek various remedies, including enjoining the Merger from being consummated, damages (in the Stein and Rosenfeld IRA cases only), and costs and fees relating to the lawsuits.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MICROS Systems, Inc.

By:	/s/ Peter A. Altabef
Name:	Peter A. Altabef
Title:	President, Chief Executive Officer
Date:	July 7, 2014